Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated November 13, 2007
Relating to Preliminary Prospectus Dated November 5, 2007
Registration Statement No. 333-146978

        This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 5, 2007 relating to this offering (the "Preliminary Prospectus"), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-146978) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1244937/000104746907008429/a2180457zs-1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus to reflect a reduction of the number of shares being offered and to reflect a public offering price of $43.00. Our common stock is listed on The Nasdaq Global Market under the symbol "ENOC." The last reported sale price of our common stock on November 13, 2007 was $43.75 per share.

Common stock offered by us:	500,000 shares
Common stock offered by selling stockholders:	2,000,000 shares
Common stock to be outstanding after the offering:	19,064,556 shares
Over-allotment option:
The underwriters have a 30-day option to purchase up to 375,000 additional shares at the public offering price less the underwriting discounts and commissions, the first 125,000 shares of which will be offered by us and the remaining shares of which will be offered by certain of the selling stockholders. The option may be exercised only to cover any over-allotments of common stock.
Use of Proceeds:
The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the Caption "Use of Proceeds" in the Preliminary Prospectus, which was based on an assumed public offering price of $46.55, the last reported sale price of our common stock on The Nasdaq Global Market on November 2, 2007. Based on the public offering price of $43.00 per share, we estimate that the net proceeds to us from this offering will be approximately $19.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We plan to use these net proceeds to fund the expansion of our business into new regions and expand our customer base, to finance research and development, to fund cash consideration for future acquisitions and for other general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

We believe that our existing cash and cash equivalents, including the net proceeds from our initial public offering, our anticipated cash flows from operating activities, borrowings under our loan and security agreement and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 24 months.
As adjusted balance sheet data:
Based on the public offering price of $43.00 per share, as of September 30, 2007, as adjusted cash and cash equivalents would have been $93.5 million, as adjusted marketable securities would have been approximately $12.6 million, as adjusted total assets would have been approximately $159.7 million, as adjusted total long-term debt, including current portion, would have been approximately $6.7 million, and as adjusted total stockholders' equity would have been approximately $129.9 million.
As adjusted capitalization:
Based on the public offering price of $43.00 per share, as of September 30, 2007, as adjusted total long-term debt, including current portion, would have been $6.7 million, as adjusted additional paid-in capital would have been approximately $154.7 million, as adjusted accumulated deficit would have been approximately $(24.8) million, as adjusted total stockholders' equity would have been approximately $129.9 million, and as adjusted total capitalization would have been approximately $136.5 million.
Dilution:
Based on the public offering price of $43.00 per share, our pro forma as adjusted net tangible book value at September 30, 2007 would have been approximately $115.7 million, or $6.07 per share. This represents an immediate increase in pro forma net tangible book value from this offering of $0.90 per share to our existing stockholders and an immediate dilution of $36.93 per share to new investors purchasing common stock in this offering. Investors purchasing shares of common stock in this offering will have purchased approximately 2.6% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 13.8% of the total consideration paid for our common stock.

If the underwriters exercise their over-allotment option to acquire shares from us in full, the number of shares of common stock held by new investors will increase to approximately 625,000 shares, or approximately 3.3% of the total number of shares of our common stock to be outstanding after this offering, our existing stockholders would own approximately 96.7% of the total number of shares of our common stock to be outstanding after this offering, the pro forma as adjusted net tangible book value per share of common stock would be approximately $6.29 and the dilution in pro forma as adjusted net tangible book value per share of common stock to new investors would be $36.71.
Insider ownership:
After this offering, our directors, executive officers and principal stockholders, together with their affiliates and related persons, will beneficially own, in the aggregate, approximately 54.4% of our outstanding common stock, or approximately 52.7% if the underwriters' over-allotment option to acquire shares from us is exercised in full. As a result, these stockholders, if acting together, will continue to have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets.
Registration rights:
The holders of 8,036,458 shares of our common stock are entitled to certain registration rights with respect to these securities as set forth in an agreement between us and the holders of these securities. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions, and fees and expenses of counsel to the registering security holders.
Shares eligible for future sale:
Upon completion of this offering, we will have 19,064,556 shares of common stock outstanding, assuming no exercise of any outstanding options as of September 30, 2007. Of these shares, the 2,500,000 shares expected to be sold in this offering (plus any shares sold pursuant to the over-allotment option) will be, and the 4,312,500 shares sold in our initial public offering are, freely transferable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act.

Our executive officers and directors and stockholders holding approximately 54% of our common stock after this offering have entered into lock-up agreements described under the caption "Underwriting" in the Preliminary Prospectus, pursuant to which they have agreed, subject to certain exceptions and extensions, not to sell or transfer, directly or indirectly, any shares of our common stock for a period of 90 days after the public offering date set forth on the final prospectus or to exercise registration rights during such period with respect to such shares. However, after the lock-up period expires, or if the lock-up restrictions are waived by the underwriters, such persons will be able to sell their shares and exercise registration rights to cause them to be registered. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock, or the perception of such sales or issuances, would have on the market price of our common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock and the shares beneficially owned by all selling stockholders as of September 30, 2007, and as adjusted to reflect the sale of our common stock offered by this prospectus by:

  •
  the executive officers named in the summary compensation table;

  •
  each of our directors;

  •
  all of our current directors and executive officers as a group;

  •
  each stockholder known by us to own beneficially more than five percent of our common stock; and

  •
  all selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of September 30, 2007, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership prior to the offering as of September 30, 2007, after the offering, and after over-allotment are based on 18,564,556 shares, 19,064,556 shares and 19,189,556 shares, respectively, of outstanding common stock.

        Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for the directors and executive officers set forth below is 75 Federal Street, Suite 300, Boston, Massachusetts 02110.

							Shares Beneficially Owned After Offering if Over-Allotment is Exercised in Full
	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering		Shares Being Sold if Over-Allotment is Exercised in Full
			Shares Being Sold in this Offering
Beneficial Owner
	Number	Percent		Number	Percent		Number	Percent
Directors and Executive Officers
Timothy G. Healy(1)	883,715	4.75%	64,352	819,363	4.29%	—	819,363	4.26%
David B. Brewster(2)	1,473,568	7.92%	140,625	1,332,943	6.97%	—	1,332,943	6.93%
Neal C. Isaacson(3)	106,192	*	25,000	81,192	*	—	81,192	*
Gregg Dixon(4)	94,156	*	20,000	74,156	*	—	74,156	*
Richard Dieter(5)	14,155	*	—	14,155	*	—	14,155	*
TJ Glauthier(6)	28,310	*	—	28,310	*	—	28,310	*
Adam Grosser(7)	3,422,470	18.44%	665,000	2,757,470	14.46%	—	2,757,470	14.37%
William Lese(8)	1,774,289	9.56%	459,563	1,314,726	6.90%	139,122	1,175,604	6.13%
Philip Giudice(9)	216,938	1.17%	—	216,938	1.14%	—	216,938	1.13%
David M. Samuels(10)	159,460	*	20,000	139,460	*	—	139,460	*
Terrence E. Sick(11)	79,494	*	20,000	59,494	*	—	59,494	*
All directors and executive officers as a group (11 persons)(12)	8,252,747	44.05%	1,414,540	6,838,207	35.55%	139,122	6,699,085	34.6%
Five Percent Stockholders
Funds affiliated with Foundation Capital Management Co. IV, LLC(13)	3,422,470	18.44%	665,000	2,757,470	14.46%	—	2,757,470	14.37%
70 Willow Road, Suite 200 Menlo Park, California 94025
Funds affiliated with Draper Fisher Jurvetson(14)	2,738,818	14.75%	—	2,738,818	14.37%	—	2,738,818	14.27%
2882 Sand Hill Road, Suite 150 Menlo Park, California 94025
Draper Fisher Jurvetson New England Fund I (SBIC), L.P.(15)	1,366,563	7.36%	354,735	1,011,828	5.31%	106,952	904,876	4.72%
One Broadway, 14th Floor Cambridge, MA 02142
Braemar Energy Ventures, LP(16)	1,774,289	9.56%	459,563	1,314,726	6.90%	139,122	1,175,604	6.13%
340 Madison Avenue, 18th Floor New York, New York 10017
Other Selling Stockholders
Thomas E. Atkins(17)	611,739	3.30%	120,000	491,739	2.58%	—	491,739	2.56%
William Hart(18)	64,022	*	9,979	54,043	*	3,654	50,389	*
Anna Roglieri	605,654	3.26%	100,000	505,654	2.65%	—	505,654	2.64%
GlycoFi, Inc.(19)	3,303	*	746	2,557	*	272	2,285	*

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
Consists of 564,275 shares of common stock and options to purchase 25,372 shares of common stock held by Mr. Healy, our Chairman of the Board and Chief Executive Officer, and 294,068 shares of common stock held by various family members of Mr. Healy and in trusts and custodianships established by Mr. Healy holds sole voting and investment power with respect to 731,197 shares of common stock. Mr. Healy disclaims beneficial ownership of the shares identified in this footnote except as to his proportionate pecuniary interest in such shares.

(2)
Consists of 1,275,502 shares of common stock, 122,500 of which are being offered for sale pursuant to this registration statement, and options to purchase 48,023 shares of common stock which are or will be immediately exercisable within 60 days of September 30, 2007 held by Mr. Brewster, our President, Chief Operating Officer and member of our board of directors, 8,493 shares of common stock held by various family members of Mr. Brewster and 141,550 shares of common stock in a trust established by Mr. Brewster, 18,125 of which are being offered for sale pursuant to this registration statement. Mr. Brewster holds sole voting and investment power with respect to 1,465,075 shares of common stock. Mr. Brewster disclaims beneficial ownership of the shares identified in this footnote except as to his proportionate pecuniary interest in such shares.

(3)
Consists of 65,128 shares of common stock and options to purchase 39,964 shares of common stock which are or will be immediately exercisable within 60 days of September 30, 2007, held by Mr. Isaacson, our Chief Financial Officer, and 1,100 shares of common stock held by various family members of Mr. Isaacson.

(4)
Consists of 86,096 shares of common stock and options to purchase 7,360 shares of common stock which are or will be immediately exercisable within 60 days of September 30, 2007, held by Mr. Dixon, our Senior Vice President of Sales and Business Development, and 700 shares of common stock held by Mr. Dixon's wife.

(5)
Includes 14,155 shares of common stock Mr. Dieter has the right to acquire pursuant to outstanding options which are immediately exercisable.

(6)
Consists of 19,817 shares of common stock and 8,493 shares of common stock Mr. Glauthier has the right to acquire pursuant to outstanding options which are immediately exercisable.

(7)
Consists of the shares described in footnote 13 below. Mr. Grosser disclaims beneficial ownership of the shares owned by the Foundation Funds except to the extent of his pecuniary interest therein.

(8)
Consists of the shares described in footnote 16 below. Mr. Lese disclaims beneficial ownership of the shares owned by Braemar Energy Ventures, L.P. except to the extent of his pecuniary interest therein.

(9)
Consists of 216,938 shares of common stock held by Mr. Giudice. Mr. Giudice resigned effective July 16, 2007.

(10)
Consists of 159,460 shares of common stock held by Mr. Samuels, our Senior Vice President of Strategic Development, General Counsel and Secretary.

(11)
Consists of 51,183 shares of common stock and options to purchase 28,311 shares of common stock which are or will be immediately exercisable within 60 days of September 30, 2007, held by Mr. Sick, our Vice President of Product Development and Engineering.

(12)
See footnotes (1) through (11). Includes 216,938 shares of common stock held by Mr. Giudice. Mr. Giudice resigned effective July 16, 2007.

(13)
Includes 3,367,298 shares of common stock held by Foundation Capital IV, L.P., 654,277 of which are being offered for sale pursuant to this registration statement, 28,578 shares of common stock held by Foundation Capital IV Principals Fund, LLC, 5,556 of which are being offered for sale pursuant to this registration statement, and 26,594 shares of common stock held by FC IV Active Advisors, LLC, 5,167 of which are being offered for sale pursuant to this registration statement. The voting and disposition of the shares held by Foundation Capital IV, L.P., Foundation Capital IV Principals Fund, LLC and FC IV Active Advisors, LLC is determined by the managers of Foundation Capital Management Co. IV, LLC, which is the manager of each of the Foundation funds. Adam Grosser, a member of our board of directors, is a manager of Foundation Capital Management Co. IV, LLC and shares voting and dispositive power over these shares with the other managers of Foundation Capital Management Co. IV, LLC: William Elmore, Kathryn Gould, Paul Holland, Paul Koontz, Michael Shuh and Warren Weiss. Mr. Grosser disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(14)
Includes 2,547,101 shares of common stock held by Draper Fisher Jurvetson Fund VI, L.P., 71,210 shares of common stock held by Draper Fisher Jurvetson Partners VI, LLC, and 120,507 shares of common stock held by Draper Associates, L.P. Tim Draper, John Fisher, and Steve Jurvetson are the managing directors of Draper Fisher Jurvetson Management Co. VI, LLC, which is the general partner of Draper Fisher Jurvetson Fund VI, L.P. On a combined basis, Messrs. Draper, Fisher, and Jurvetson share voting and investment power over the shares owned by Draper Fisher Jurvetson Fund VI, L.P. Messrs. Draper, Fisher, and Jurvetson are also the managing members of Draper Fisher Jurvetson Partners VI, LLC. On a combined basis, Messrs. Draper, Fisher, and Jurvetson share voting and investment power over the shares owned by Draper Fisher Jurvetson Partners VI, LLC. Mr. Draper is the President of Draper Associates, Inc., which is the general partner of Draper Associates, L.P. In this capacity, Mr. Draper has sole voting and investment power over the shares owned by this entity. Messrs. Draper, Fisher, and Jurvetson disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interests therein.

(15)
The voting and disposition of the shares held by Draper Fisher Jurvetson New England Fund I (SBIC), L.P. is determined by the investment committee of Draper Fisher Jurvetson New England Fund I (SBIC), LLC, which is the general partner of Draper Fisher Jurvetson New England Fund I (SBIC), L.P. Scott M. Johnson, a former member of our board of directors, John Fisher, Todd Hixon and Timothy Rowe are members of the investment committee of Draper Fisher Jurvetson New England Fund I (SBIC), L.P. and share voting and dispositive power over these shares. Messrs. Johnson, Fisher, Hixon and Rowe disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(16)
The voting and disposition of the shares held by Braemar Energy Ventures, L.P. is determined by the investment committee of Braemar Partners, LLC, which is the general partner of Braemar Power and Communications Management, L.P., which in turn is the general partner of Braemar Energy Ventures, L.P. William D. Lese, a member of our board of directors, is a managing member of and a member of the investment committee of Braemar Partners, LLC and shares voting and dispositive power over these shares with the other members of the investment committee. Mr. Lese disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(17)
Consists of 611,739 shares of common stock held by Mr. Atkins, who served on our board of directors from June 2005 through April 2007, and is currently an employee of ours. On June 1, 2005, we purchased 100% of the membership interest in Pinpoint Power DR from Pinpoint Power LLC, an affiliate of Mr. Atkins. See "Certain Relationship and Related Transactions—Acquisition Payments". We have also entered into an employment agreement with Mr. Atkins, dated June 24, 2004, as amended.

(18)
Consists of 44,206 shares of common stock owned by William Hart, a member of our Strategic Advisory Board, and 19,816 shares of common stock owned by The Bill and Margie Hart Revocable Trust. Both William Hart and Margaret Hart have individual voting and investment power under the terms of The Bill and Margie Hart Revocable Trust. Either of them, as sole trustees, may vote, buy or sell securities on behalf of the trust.

(19)
GlycoFi, Inc. is a wholly-owned subsidiary of Merck & Co., Inc.

        EnerNOC, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents EnerNOC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, EnerNOC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 800-221-1037.